BB

06005541

SECUR. ION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH. D.C. 192

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NR 3/20

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51897

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~H W Advisors, Inc.~~ dba HFV Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

590 Madison Avenue, Suite 4000
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark T. Manzo (212) 809-7171
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

2500 City Center Tower II 301 Commerce St.	Fort Worth	TX	76102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 09 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

19 6/8

OATH OR AFFIRMATION

I, Jonathan Bren, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HW Advisors, Inc. dba HFV Investments, Inc., as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

DIANA DRAKE
Notary Public, State of Texas
My Commission Expires:
March 22, 2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

HW ADVISORS, INC.

(dba HFV Investments, Inc.)

Financial Statements and Schedule

December 31, 2005

(With Independent Auditors' Report Thereon)

HW ADVISORS, INC.
(dba HFV Investments, Inc.)

Table of Contents

	Page
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Schedule – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission – December 31, 2005	9
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	10

KPMG

KPMG LLP
2500 D R Horton Tower
301 Commerce Street
Fort Worth, TX 76102

Independent Auditors' Report

The Stockholder
HW Advisors, Inc.:

We have audited the accompanying statement of financial condition of HW Advisors, Inc. (dba HFV Investments, Inc.) (the Corporation) as of December 31, 2005, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HW Advisors, Inc. (dba HFV Investments, Inc.) as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 27, 2006

HW ADVISORS, INC.
(dba HFV Investments, Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	27,343
Accounts receivable		157,428
Deferred tax benefit, net		5,284
Taxes receivable		1,955
Prepaid expense		450
	$	192,460

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable	$	47,856
Stockholder's equity:		
Common stock, no par value. Authorized, issued, and outstanding 200 shares		10,000
Additional paid-in capital		121,000
Retained earnings		13,604
		144,604
Commitments		
	$	192,460

See accompanying notes to financial statements.

HW ADVISORS, INC.
(dba HFV Investments, Inc.)

Statement of Operations

Year ended December 31, 2005

Revenues:		
Commission income	$	1,221,088
Interest income		4,096
		1,225,184
Expenses:		
Commission expense		743,346
Administrative services to affiliate		345,000
General expense		60,550
Employee costs		26,179
Regulatory fees		3,329
		1,178,404
Income before income tax expense		46,780
Income tax expense		12,067
Net income	$	34,713

See accompanying notes to financial statements.

HW ADVISORS, INC.
(dba HFV Investments, Inc.)

Statement of Changes in Stockholder's Equity

Year ended December 31, 2005

		Common stock	Additional paid-in capital	Retained earnings (accumulated deficit)	Total
Balance at December 31, 2004	$	10,000	121,000	(21,109)	109,891
Net income		—	—	34,713	34,713
Balance at December 31, 2005	$	10,000	121,000	13,604	144,604

See accompanying notes to financial statements.

HW ADVISORS, INC.
(dba HFV Investments, Inc.)

Statement of Cash Flows

Year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	34,713
Adjustments to reconcile net income to net cash used in operating activities:		
Deferred income taxes		12,180
Changes in operating assets and operating liabilities:		
Accounts receivable		(153,628)
Accounts payable		47,824
Income tax payable/receivable		(3,554)
Prepaid expense		244
Net cash used in operating activities and net decrease in cash and cash equivalents		(62,221)
Cash and cash equivalents at beginning of year		89,564
Cash and cash equivalents at end of year	$	27,343
Supplementary disclosures of cash flow information:		
Income taxes paid	$	3,441
Interest paid		102

See accompanying notes to financial statements.

HW ADVISORS, INC.
(dba HFV Investments, Inc.)

Notes to Financial Statements

December 31, 2005

(1) Organization

HW Advisors, Inc. (the Corporation) is a New York corporation organized on August 11, 1998, doing business as HFV Investments, Inc. As of January 1, 2000, the Corporation is owned by Hunt Financial Ventures, L.P. (Parent). The Corporation maintains an office in New York, New York.

The Corporation is a registered broker-dealer under the Securities and Exchange Act of 1934 engaging in business as a broker dealer, underwriter, investment advisor, and financial consultant as well as rendering of other financial services related to its general securities business. In addition, the Corporation is registered with the Securities and Exchange Commission under the Investment Advisors Act of 1940.

The accompanying financial statements do not include a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Securities Exchange Act of 1934, since no such liabilities existed at December 31, 2005 or for the year ended December 31, 2005.

(2) Significant Accounting Policies

(a) Cash and Cash Equivalents

Cash and cash equivalents consist of cash in banks and $26,343 in highly liquid investments.

(b) Income Taxes

The taxes receivable is based on the tax basis net loss for the year.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(d) Revenue Recognition

Commission income represents referral fees that are recognized as earned.

(3) Net Capital Requirements

As a registered broker-dealer, the Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of 6 2/3% of aggregate indebtedness or $5,000.

(Continued)

At December 31, 2005, the Corporation had computed regulatory net capital of $41,949, which was $36,949 in excess of its required net capital of $5,000. The Corporation had aggregate indebtedness of $47,856 at December 31, 2005 and the aggregate indebtedness ratio was 1.141 to 1.

(4) Rule 15c3-3

The Corporation is exempt from Rule 15c3-3 under subsection (k). Under this exemption, *the Computation for Determination of Reserve Requirements* and *Information Relating to the Possession or Control Requirements* are not required.

(5) Income Taxes

The income tax expense for the year ended December 31, 2005 consists of:

Current	$	(113)
Deferred		12,180
	$	12,067

The reconciliation of income tax rate computed at statutory tax rates to income tax expense is:

		Amount	Percent
Tax at U.S. statutory rates	$	7,017	15.00%
State and local income taxes, net of federal income tax benefit		6,491	13.87%
Other, net		(1,441)	(3.07%)
	$	12,067	25.80%

Differences between the financial statement carrying amounts and the tax bases of assets and liabilities that give rise to significant portions of deferred tax assets and liabilities for the year ended December 31, 2005 are as follows:

Deferred tax assets:		
Deferred compensation expense	$	7,005
Accrued payables		13,873
Net operating loss carryforward		29,841
Deferred tax assets		50,719
Deferred tax liability:		
Accrued receivables		45,435
Deferred tax benefit, net	$	5,284

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the existence of, or generation of, taxable income in the periods which those temporary differences are deductible. Management considers the scheduled reversal of deferred tax liabilities, taxes paid in carryback years, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and estimates of future taxable income over the periods which the deferred tax assets are deductible, at December 31, 2005 management believes it is more likely than not that the Corporation will realize the benefits of these deductible differences.

(6) Related Party Transactions

The Parent provides administrative services to the Corporation as necessary to support the operation of the Corporation's current business. During the year ended December 31, 2005, the Corporation paid $345,000 to the Parent for administrative services provided under the agreement.

Schedule I

HW ADVISORS, INC.

(dba HFV Investments, Inc.)

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2005

Net capital:		
Total stockholder's equity per the accompanying financial statements	$	144,604
Less:		
Nonallowable assets		102,128
Haircut on securities		527
Net capital		41,949
Computation of basic net capital requirement:		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	36,949
Aggregate indebtedness	$	47,856
Ratio of aggregate indebtedness to net capital		1.141 to 1

Note: The above computation does not differ materially from the amended computation of net capital prepared by the Corporation as of December 31, 2005 and filed with the National Association of Securities Dealers, Inc. on February 27, 2006 on Form X-17A-5.

See accompanying independent auditors' report.

KPMG

KPMG LLP
2500 D R Horton Tower
301 Commerce Street
Fort Worth, TX 76102

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Stockholder
HW Advisors, Inc.:

In planning and performing our audit of the financial statements and supplemental schedule of HW Advisors, Inc. (the Corporation) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Corporation does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Corporation in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholder, management, the National Association of Securities Dealers, Inc., the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2006